Exhibit 99.1

E-Commerce China Dangdang Inc. Announces Shareholder Resolutions Adopted at 2012 Annual

General Meeting

Beijing, China, November 12, 2012 – E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Beijing today.

Dangdang’s shareholders adopted the following resolutions proposed by the Company:

1.	Approval and/or ratification of the Company’s resumption of implementing its 2004 share incentive plan (the “2004 Plan”) which was adopted in 2004 and suspended on November 15, 2010, the date of effectiveness of the Company’s 2010 share incentive plan, only to the extent that Class A common shares of the Company underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 Plan, and with amendments made to the 2004 Plan as set forth in Exhibit A attached to the Company's Notice of Annual General Meeting dated October 22, 2012, reflecting (i) the extension of the term of the 2004 Plan and the maximum term of the options and other incentive shares that may be granted thereunder, and (ii) other changes necessary and appropriate for the Company being a public company.

2.	Authorization of each of the directors to take any and every action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 840,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com